

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 30, 2018

Jon Barker
Chief Executive Officer
Sportsman's Warehouse Holdings, Inc.
7035 South High Tech Drive
Midvale, UT 84047

> **Re: Sportsman's Warehouse Holdings, Inc.**
> **Registration Statement on Form S-3**
> **Filed April 24 2018**
> **File No. 333-224421**

Dear Mr. Barker:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Courtney Haseley, Attorney-Adviser, at (202) 551-7689 with any questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: John-Paul Motley, Esq.
O'Melveny & Myers LLP